August 25, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:	Robert Shapiro
Joel Parker
Cara Wirth
Mara Ransom

Re:	Charge Enterprises, Inc.
Amendment No. 4 Registration Statement on Form S-1
Filed August 4, 2021
File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 10, 2021 (“Comment Letter”) regarding the Company’s Amendment No., 3 to the Registration Statement on Form S-1 filed with the Commission on August 4, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 4 to Registration Statement on Form S-1 filed August 4, 2021

Charge Enterprises, Inc. Consolidated Unaudited Financial Statements

For the Periods Ended March 31, 2021 and 2020

Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020

1.
We note your response to comment 1. Please tell us the nature and purpose for which you acquired the securities in determining their cashflow classification. Refer to ASC 321-10-45-1.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the marketable securities are investments predominately in shares of large publicly traded securities which are being invested until such time the funds are needed for operations.   As such the Company has updated the Registration Statement in accordance with the Staff’s comment to report the marketable securities as available for sale and as such the sales and purchases as recorded as investing activities under the Statements of Cash Flows.

Securities and Exchange Commission
August 25, 2021

Notes to Unaudited Financial Statements

Note 5. Marketable Securities and other investments, page F-13

2.
We note your revisions to Note 5 in response to comment 2. Please revise your disclosure to specify the type of securities that you hold and tell us if you are accounting for these investments at fair value through net income in accordance with ASC 321 and revise your disclosure accordingly. In addition, include an analysis of your net income from investments in your discussion of results of operations in Management's Discussion and Analysis.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

By:	/s/ Andrew Fox
Andrew Fox
Chief Executive Officer